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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com
+1 617 728 7127 Direct
+1 617 275 8364 Fax

February 26, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov:

This letter responds to the comments you provided to Lori Zedeck of Dechert LLP and me in a telephonic discussion on February 9, 2016 with respect to your review of Post-Effective Amendment No. 26 (“PEA No. 26”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on December 24, 2015. PEA No. 26 was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with Goldman Sachs Multi-Manager Alternatives Fund’s (the “Fund”) annual update to its registration statement. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please provide the “Annual Fund Operating Expenses” table before filing the effective registration statement.

Response: The Registrant filed a correspondence filing earlier this day containing the “Annual Fund Operating Expenses” table.

2.	Comment: Please confirm that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to the Fund’s “Annual Fund Operating Expenses” table, the Investment Adviser will not be entitled to recoup any amounts waived or reimbursed pursuant to the arrangements.

Response: The Registrant hereby confirms that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to the Fund’s “Annual Fund Operating Expenses” table, the Investment Adviser will not be entitled to recoup any amounts waived pursuant to the arrangement.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Mr. Asen Parachkevov February 26, 2016 Page 2

3.	Comment: Please explain supplementally the changes to the management fee in footnote 2 to the Fund’s “Annual Fund Operating Expenses” table.

Response: Effective December 1, 2015, the management fee on the first $2 billion of the Fund’s average daily net assets was reduced from 2.00% to 1.90%. Accordingly, the disclosure in footnote 2 indicates that the fees have been restated to reflect current fees.

4.	Comment: Footnote 3 to the “Annual Fund Operating Expenses” table states that acquired fund fees and expenses are estimated for the current fiscal year. Please explain why the acquired fund fees and expenses are estimated. Please also combine footnote 3 and footnote 4.

Response: The Registrant notes that the acquired fund fees and expenses reflect the expenses (including the management fee) borne by the Fund as the sole shareholder of the Subsidiary in which the Fund invests. The Fund began to invest in the Subsidiary in September 2015, and therefore the disclosure of actual acquired fund fees and expenses for the prior fiscal year would not reflect acquired fund fees and expenses for the full period. As such, acquired fund fees and expenses are estimated for the current fiscal year. Footnotes 3 and 4 have been combined.

5.	Comment: Please confirm that the Fund’s investments in “private investment funds” are considered “illiquid” for purposes of the Fund’s 15% limitation on illiquid investments.

Response: The Registrant acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and hereby confirms its intention to comply with this restriction. To the extent the Fund invests in a private investment fund, the Registrant will determine whether such investment is illiquid based on the facts and circumstances.

6.	Comment: The Fund indicates that its investments in derivative instruments may include credit default swaps (“CDSs”) and written options. Please confirm that when the Fund writes (sells) CDSs or written options, it will maintain asset coverage (for purposes of Section 18 of the Investment Company Act of 1940, as amended) equal to the full notional value of such swaps or options (unless, for written options, there is an offsetting position).

Mr. Asen Parachkevov February 26, 2016 Page 3

Response: When the Fund writes (sells) CDSs, the Fund will “cover” such positions or identify on its books liquid assets in an amount equal to the full notional value of the swaps while the positions are open. With regard to written options that: (i) are not “cash-settled options” (“cash-settled options” are, for this purpose, options that are required to settle in cash and are exchange-traded), the Fund will identify on its books liquid assets in an amount equal to the full notional amount of the option while the position is open; and (ii) are cash-settled options, the Fund will identify on its books liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the option. Alternatively, written options may be “covered” by other appropriate means, including, for example, owning the underlying reference asset (with respect to written call options).

7.	Comment: Please explain why the Bank of America Merrill Lynch Three-Month U.S. Treasury Bill Index (the “Index”) is an “appropriate broad-based securities market index” for use as the Fund’s benchmark.

Response: In light of the Fund’s investment program, the Registrant respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance. Instruction 5 to Item 27(b)(7) of Form N-1A provides that an “appropriate broad-based securities market index” is “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. Finally, the Registrant notes that a number of comparable funds with similar investment objectives and strategies use this benchmark as the broad-based index against which they measure their performance.

8.	Comment: In the “Portfolio Management” section, please consider disclosing the inception date of the Fund as the date as of which the portfolio managers serving “since inception” assumed their portfolio management roles.

Response: The Registrant has incorporated this comment.

9.	Comment: Please confirm whether the new disclosure in the “Service Providers” section regarding Goldman Sachs’ investment of seed capital is applicable to the Fund. If applicable, please explain the circumstances under which such investments will be made. Please also explain what is meant by “offsetting position in the benchmark of the Fund” and discuss whether this relates to the Fund’s primary and/or secondary benchmark.

Mr. Asen Parachkevov February 26, 2016 Page 4

Response: Goldman Sachs or its affiliates may invest “seed” capital in the Goldman Sachs Funds, including the Fund. These investments are generally intended to enable the Fund to commence investment operations and achieve sufficient scale. However, Goldman Sachs may under various circumstances invest “seed” capital in Goldman Sachs Funds after a Fund has launched, and this disclosure is therefore included in order to disclose a potential source of conflict of interest.

At times, Goldman Sachs or its affiliates seek to minimize the market exposure associated with seed capital investments. As such, Goldman Sachs and its affiliates generally short index futures to hedge the aggregate market exposure of their seed investments (in rare circumstances, Goldman Sachs or its affiliates may short index futures to hedge a specific seed investment). As a general matter, this hedging activity acts as protection against the beta exposure of any seed investments, as opposed to acting as a perfect hedge to each seed investment. Accordingly, the reference to the Fund’s “benchmark” is not intended to refer specifically to the primary or secondary benchmark, and Goldman Sachs may instead take an offsetting position in any index that it believes closely correlates to a Fund’s returns.

10.	Comment: The Fund’s “Distributions” section includes disclosure stating that a portion of the Fund’s distributions may be treated as a return of capital. Please supplementally explain the circumstances under which there will be a return of capital and revise the disclosure to discuss the impact to shareholders.

Response: The Fund does not expect distributions to be treated as a return of capital on a regular basis, but includes this disclosure in the event that circumstances arise in which a distribution would be treated as a return of capital. Given that the Fund does not expect distributions to be treated as a return of capital on a regular basis, the Registrant believes that the current disclosure is adequate.

11.	Comment: Please confirm whether the Fund has meaningful exposure to collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”). Please explain whether exposure to these securities will exceed the 15% limitation on illiquid investments applicable to open-end registered investment companies. If so, please supplementally describe how the Board makes liquidity determinations with respect to the Fund’s holdings in these positions.

Mr. Asen Parachkevov February 26, 2016 Page 5

Response: Currently, approximately 0.15% of the Fund’s net assets are invested in CLOs and CDOs. Based on the current allocations to the Underlying Managers and the guidelines applicable to the Underlying Managers, each of which is subject to change at any time, the maximum amount that could currently be invested in CLOs and CDOs would be 3% of Fund assets.

12.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc:	Andrew Murphy, Goldman, Sachs & Co.

Chris Carlson, Goldman, Sachs & Co.

Mr. Asen Parachkevov February 26, 2016 Page 6

Exhibit A

February 26, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Stephanie Capistron of Dechert LLP at (617) 728-7127.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy, Goldman, Sachs & Co.

cc:    Stephanie Capistron, Dechert LLP